June 16, 2025

Guojian Chen
Chief Executive Officer, Chief Financial Officer and Director
DT Cloud Acquisition Corp
30 Orange Street
London, United Kingdom WC2H 7HF

        Re: DT Cloud Acquisition Corp
            Form 10-K for the Fiscal Year Ended December 31, 2024
            File No. 001-41967
Dear Guojian Chen:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences